DEAR FELLOW WALT DISNEY COMPANY SHAREHOLDER:



Disney's annual meeting of shareholders is this week. The meeting is an opportunity to have your voice heard, not only at the ballot box on April 3, but in Disney's boardroom in the months and years to come. By voting for Trian's two nominees, **Nelson Peltz and Jay Rasulo**, you can help restore the Board's focus, alignment and accountability and help **Restore the Magic** at Disney.

Disney is the most advantaged consumer entertainment company in the world. Its iconic film franchises and the unforgettable experiences power a commercial flywheel that should generate strong financial results and returns for shareholders. But, despite all of its advantages, Disney has lost its way: financial performance has weakened and the stock has underperformed its peers and the broader market over most relevant time periods, including the past one, two, three, four and five years and during the tenures of each of the incumbent directors.[1] We know Disney can, and must, do better.

To help ensure a better future for this great company, we have nominated two independent and shareholder-aligned directors who would bring valuable insight and focus to the Disney Board. Nelson and Jay, who have invested their own money in Disney stock,[2] pledge to work constructively with the Board and executive team and advocate for the interests of all shareholders.

Since Trian launched its efforts to improve Disney, the Company has made a slew of announcements, seemingly to convince shareholders that all is well and that no further change is needed. We do not know whether Disney will be able to deliver on its many new promises. We do know that if Nelson and Jay are elected to the Board, they will work tirelessly to ensure that Disney's newfound urgency continues beyond this week's shareholder meeting.

We believe Nelson and Jay have more to contribute to the Board than the directors we are seeking to replace, Maria Elena Lagomasino and Michael B.G. Froman. In our view, these two incumbent directors bear more responsibility than most for Disney's questionable strategic and capital allocation decisions, misaligned executive compensation programs and failed succession planning. Under their watch, Disney has unquestionably and significantly underperformed.[3]

Ms. Lagomasino, for example, has been on the compensation committee that has paid executives more than $1 billion, even as Disney's performance has lagged the market and peers significantly.[4] Independent research firm ISS noted, "Lagomasino oversaw consecutive years of problematic compensation decisions, resulting in significant shareholder opposition, which the committee [that she chaired] failed to promptly address." ISS also noted that "Lagomasino bears more responsibility than any other serving nominee for the failure … to cultivate a readily apparent successor to Iger."[5]

Change is clearly needed, and **we need your help** to ensure change occurs. Every vote counts. The last time we were involved in a contested election, the outcome was determined by just a few votes. So, please do not sit out this important election.

And, don't wait. The deadline for shareholders to vote by telephone or electronically is **April 2 at 11:59 PM ET**. We hope you will do so using the link provided in this email, or scanning the QR code on this letter and that you will vote **"FOR" Nelson Peltz** and **Jay Rasulo** and **"WITHHOLD"** on **Maria Elena Lagomasino, Michael B.G. Froman, and all three Blackwells nominees**. If you previously voted, you can change that vote by voting again now.

Help us Restore the Magic.

TRIAN PARTNERS

Scan the QR code above to vote your shares.

RESTORE THE MAGIC | TRIAN PARTNERS

DISCLAIMER

Except as otherwise set forth in this letter, the views expressed in this letter reflect the opinions of Trian Fund Management, L.P. and its affiliates ("Trian"), and are based on publicly available information with respect to The Walt Disney Company (the "Company"). Trian recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Trian's conclusions. Trian reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. Trian disclaims any obligation to update the information or opinions contained in this letter, except as required by law. For the avoidance of doubt, this letter is not affiliated with or endorsed by the Company.

This letter is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. Funds, investment vehicles, and accounts managed by Trian currently beneficially own shares of the Company. These funds, investment vehicles, and accounts are in the business of trading – buying and selling – securities and intend to continue trading in the securities of the Company. You should assume such funds may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

This letter contains forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian.

The estimates, projections and potential impact of the opportunities identified by Trian herein are based on assumptions that Trian believes to be reasonable as of the date of this letter, but there can be no assurance or guarantee (i) that any of the proposed actions set forth in this letter will be completed, (ii) that the actual results or performance of the Company will not differ, and such differences may be material, or (iii) that any of the assumptions provided in this letter are accurate.

Trian has neither sought nor obtained the consent from any third party to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein. Trian does not endorse third-party estimates or research which are used herein solely for illustrative purposes.

ENDNOTES

[1] Source: FactSet. Note: Disney performance measures total shareholder return ("TSR") through 03/28/24, defined as the total return an investor would have received if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. "Peers" represents the simple average of "Media Industry Peers" as defined in Disney's 2024 Definitive Proxy Statement and consists of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery; "broader market" represents the S&P 500, which we highlight here only as a widely recognized index; however, for various reasons, the performance of the index and that of the securities mentioned above may not be comparable. One cannot invest directly in an index. Note: James Gorman and D. Jeremy Darroch excluded due to less than one year of tenure on the Board.

[2] For information regarding the members of the "Trian Group", please refer to the definitive proxy statement filed with the United States Securities and Exchange Commission by Trian Fund Management, L.P. and certain of its affiliates and other persons (the "Definitive Proxy Statement"). Nelson Peltz beneficially owns Disney shares worth approximately $3.5 billion and Jay Rasulo owns Disney shares worth approximately $800,000, in each case as further detailed in the Definitive Proxy Statement. Note that ownership position values are based on Disney's share price at the close of business on 03/28/24.

[3] Disney has underperformed its Media Industry Peers and the S&P 500 over one, two, three, four and five years and during the tenures of each of the incumbent directors. Refer to endnote 1 for performance measures and definitions.

[4] Named Executive Officers have been paid more than $1 billion since FY 2013. Source: SEC filings; FactSet. Refer to endnote 1 for performance measures.

[5] Source: ISS Report, 2024.